UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

THE ELK HORN COAL COMPANY, LLC

(Name of Applicant)

544 South Lake Drive

Prestonsburg, Kentucky 41653

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
6.50% Series A Subordinated Notes due 2014	Aggregate principal amount of $20,000,000
6.50% Series B Subordinated Notes due 2014	Aggregate principal amount of $10,000,000

Approximate date of proposed public offering:

On, or as soon as practicable after, the Effective Date of the

Company’s Plan of Reorganization

The Elk Horn Coal Company, LLC

Attn: James B. Newman

544 South Lake Drive

Prestonsburg, Kentucky 41653

(606) 886-2330

With copies to:

Craig V. Gabbert, Jr., Esq.

Harwell Howard Hyne Gabbert & Manner, P.C.

315 Deaderick Street, Suite 1800

Nashville, Tennessee 37238

(615) 251-1065

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application for qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

GENERAL

Item 1. GENERAL INFORMATION.

(a) The Elk Horn Coal Company, LLC (the “Company”) is a limited liability company.

(b) The Company is organized under the laws of the State of Delaware. The mailing address for the Company is The Elk Horn Coal Company, LLC, Attn: James B. Newman, 544 South Lake Drive, Prestonsburg, Kentucky 41653.

Item 2. SECURITIES ACT EXEMPTION APPLICABLE.

On January 24, 2002, Pen Holdings, Inc. and five of its subsidiaries (individually, a “Debtor”, and collectively, the “Debtors”) filed a voluntary petition in the United States Bankruptcy Court for the Middle District of Tennessee, Nashville Division (the “Bankruptcy Court”) seeking relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”).

The Debtors, the Official Committee of Unsecured Creditors for Pen Coal Corporation (the “Committee”) and Ableco Finance LLC, Wells Fargo Goothill, Inc. and Regiment Capital II, L.P. (the “Lender Group”) (all such parties being collectively the “Plan Proponents”) filed their Joint Plan of Reorganization Filed by the Debtors, the Official Committee of Unsecured Creditors for Pen Coal Corp. and the Lender Group as Co-Proponents Dated September 30, 2003 (the “Plan”), with the Bankruptcy Court on September 30, 2003 and their Disclosure Statement to Accompany: Joint Plan of Reorganization filed by the Debtors, the Official Committee of Unsecured Creditors for Pen Coal Corp. and the Lender Group as Co-Proponents (the “Disclosure Statement”), with the Bankruptcy Court on August 12, 2003. The Plan was confirmed by an order of the Bankruptcy Court on September 30, 2003. Pursuant to the Plan, the Company, formed primarily from the assets of The Elk Horn Coal Corporation, a Debtor, will survive as the sole remaining entity with all of the Debtors’ assets and liabilities residing in the Company. On or shortly following the date on which the Company consummates the Plan (the “Effective Date”), the Company will issue its new 6.50% Series A Subordinated Notes due 2014 (the “Series A Notes”) and its new 6.50% Series B Notes due 2014 (the “Series B Notes” and, together with the Series A Notes, the “Notes”) under that certain indenture (the “Indenture”), between the Company and The Bank of New York, as trustee (the “Trustee”).

The Indenture is the subject of this application. A copy of the Form of Indenture is attached hereto as Exhibit T3C, a copy of the Disclosure Statement is attached hereto as Exhibit T3E-1, and a copy of the Plan is attached hereto as Exhibit T3E-2. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Plan. Upon the consummation of the Plan, the holders of Class 5B Claims, consisting of Allowed General Unsecured Claims greater than $10,000 and holders of Class 5A Claims opting for treatment under Class 5B, shall receive in satisfaction of such claims a pro rata portion of (i) the Notes, and (ii) 100% of the ownership interests in the Company. The Notes will be due ten years from January 1, 2004. The aggregate principal amount of the Notes will be $30,000,000.

The Company is relying on Section 1145(a)(1) of the Bankruptcy Code to exempt the offering and issuance of the Notes from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), and state securities and “blue sky” laws. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and “blue sky” laws if the following requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Company believes that the offer of the Notes and the exchange of the Notes in satisfaction of Class 5B Claims under the Plan will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code, and, therefore, such offer and exchange is exempt from the registration requirements referred to above.

AFFILIATIONS

Item 3. AFFILIATES.

As of the date hereof, the Company has no direct or indirect subsidiaries. Pursuant to the Plan, at the Effective Date, the Company will have the subsidiaries set forth below (each, a “Subsidiary”). Each Subsidiary will be wholly-owned by the Company immediately after the Effective Date.

For a list of principal owners of the Company, some of whom may be deemed to be “affiliates” of the Company by virtue of their holdings, please see Item 5. See also Item 4 below for a list of the Company’s executive officers and directors.

Subsidiary	Jurisdiction	Type of Entity
Buck Coal, Inc.	Virginia	Corporation
Ram Processing, Inc.	West Virginia	Corporation
The Elk Horn Corporation	West Virginia	Corporation

MANAGEMENT AND CONTROL

Item 4. DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth the names of, and all offices held by, all executive officers and directors (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939 (the “TIA”)) of the Company as of the Effective Date.

Name	Address	Position
James B. Newman	c/o The Elk Horn Coal Company, LLC 544 South Lake Drive Prestonsburg, Kentucky 41653	Chief Executive Officer and Manager
Marc Solochek	c/o The Elk Horn Coal Company, LLC 544 South Lake Drive Prestonsburg, Kentucky 41653	Chairman and Manager
Thomas Smith	c/o The Elk Horn Coal Company, LLC 544 South Lake Drive Prestonsburg, Kentucky 41653	Manager
James Orcutt	c/o The Elk Horn Coal Company, LLC 544 South Lake Drive Prestonsburg, Kentucky 41653	Chief Financial Officer

Item 5. PRINCIPAL OWNERS OF VOTING SECURITIES.

The Company was previously formed by filing a certificate of formation with the Delaware Secretary of State and as of the date hereof has not issued any of its voting securities. Pursuant to the Plan, at the Effective Date, the following entities will own ten percent or more of the voting securities of the Company.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Harbert Management 555 Madison Avenue New York, NY 10022	Membership Interest	10.1%	10.1%

Cerberus International Ltd. 450 Park Avenue, 28th Floor New York, NY 10022	Membership Interest	11.7%	11.7%

UNDERWRITERS

Item 6. UNDERWRITERS.

(a) No person has acted as an underwriter for the Company within the past three years.

(b) No person is acting, or proposed to be acting, as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

Item 7. CAPITALIZATION.

(a) The following table sets forth information with respect to each authorized class of securities of the Company as of the Effective Date:

Title of Class	Amount Authorized	Amount Outstanding
Membership Interests	100%	100%

(b) Each member of the Company (individually, a “Member” and collectively, the “Members”) is entitled to vote on any action required by the Company’s Operating Agreement, as amended from time to time (the “Operating Agreement”), to be approved by a vote of the Members. Pursuant to the Operating Agreement, the affirmative vote of the Members representing at least a majority of the then-current aggregate membership interests in the Company constitutes an act of the Members.

INDENTURE SECURITIES

Item 8. ANALYSIS OF INDENTURE PROVISIONS.

The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the Form of Indenture filed as Exhibit T3C hereto. Capitalized terms used in this Item 8 and not defined herein have the meanings ascribed to such terms in the Indenture. Unless otherwise defined, all references to sections refer to such corresponding sections in the Indenture.

(a) Events of Default; Withholding of Notice; Subordination.

The “Events of Default” set forth in the Indenture include:

(i) default in the payment of any principal of the Notes when due (whether at maturity, upon redemption or otherwise);

(ii) default in the payment of any interest on the Notes when due and which default continues for 10 days or more;

(iii) failure by the Company or any of its subsidiaries to comply with any of the provisions of Sections 4.06 (Additional Indebtedness), 4.07 (Restricted Payments), 4.11 (Asset Sales), 4.17 (Change of Control Offer) and 5.01 (Successors);

(iv) default by the Company or any Restricted Subsidiary in the observance or performance of any other covenant in the Notes or the Indenture for 30 days after notice (except in the case of a default with respect to Sections 4.17 or 5.01, which constitutes an

Event of Default with such notice requirement but without such passage of time requirement);

(v) (a) any default by the Company or any Restricted Subsidiary in the payment of the principal, premium or interest has occurred with respect to amounts in excess of $3.0 million under any agreement, indenture or instrument evidencing Indebtedness when the same has become due and payable in full and such default has continued after any applicable grace period and has not been cured or waived and, if not already matured at its final maturity in accordance with its terms, the holders of such Indebtedness have the right to accelerate such Indebtedness, or (b) any event of default as defined in any agreement, indenture or instrument of the Company or any Restricted Subsidiary evidencing Indebtedness in excess of $3.0 million has occurred and the Indebtedness thereunder, if not already matured at its final maturity in accordance with its terms, has been accelerated;

(vi) any final judgments for the payment of money in excess of $3.0 million (net of amounts covered by insurance) is rendered against the Company or any Restricted Subsidiary, and such judgments are not paid, discharged or stayed for a period of 60 days;

(vii) certain events of bankruptcy or insolvency with respect to the Company or any Restricted Subsidiary;

(viii) any Subsidiary Guarantee is determined in a judicial proceeding (a) to be not in full force and effect, (b) to be null and void and unenforceable, or (c) to be invalid, or any of the Guarantors denies its liability under its Guarantee (other than by reason of release of a Guarantor); or

(ix) the occurrence of a default under the Senior Secured Loan that results in the acceleration of the obligations due therein.

If an Event of Default described in paragraphs (i) or (ii) above occurs, the holders of a majority in principal amount of the Notes then outstanding, by written notice to the Company or the Trustee, may replace any or all of the Company’s managers. Subject to the subordination provisions in the Indenture, if an Event of Default described in paragraphs (iii), (iv), (v), (vi), (viii) or (ix) occurs and is continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the then outstanding Notes, by written notice to the Company and the Trustee, may declare all the Notes then outstanding to be due and payable immediately. In the case of an Event of Default described in paragraph (vii) above, the Notes shall be due and payable immediately without further action or notice. Notwithstanding the foregoing, except for acceleration of the Notes as a result of an Event of Default described in paragraph (vii) above, none of the principal, premium or interest amount with respect to any of the Notes may be accelerated unless all Indebtedness under the Senior Secured Loan Documents has been paid in full.

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the principal, premium and interest on the

Notes or to enforce the performance of any provision on the Notes or the Indenture and may take any necessary action requested of it as the Trustee to settle, compromise, adjust or otherwise conclude any proceedings to which it is a party.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Noteholder in exercising any right or remedy accruing upon an Event of Default does not impair the right or remedy or constitute waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All remedies are cumulative.

No Holder of a Note may pursue any remedy under the Indenture unless:

(i) such Holder has previously given written notice to the Trustee of a continuing Event of Default;

(ii) the Trustee has received a request from Holders of at least 25% in principal amount of outstanding Notes to pursue such remedy;

(iii) the Trustee has been offered reasonable funding and indemnity;

(iv) the Trustee has failed to act for a period of 60 days after receipt of such notice, request and offer of funding and indemnity; and

(v) no direction inconsistent with such written request has been given to the Trustee during such 60 day period by Holders of a majority in principal amount of the outstanding Notes;

provided, however, a Noteholder may not use the Indenture to prejudice the rights of another Noteholder or to obtain a preference or priority over another Noteholder.

The Notes are subject, subordinate and junior, in right of payment and exercise of remedies, to the prior payment in full of all Indebtedness under the Senior Secured Loan. Except as permitted by the Indenture, the Noteholders may not ask, demand, sue for, take or receive, directly or indirectly, from the Company payment of, or security for, any or all of the Indebtedness owing under the Notes until all Indebtedness under the Senior Secured Loan has been paid in full.

In the event of any payment or distribution of assets of the Company, the Guarantors, or their successors and assigns, whether in any bankruptcy, insolvency, arrangement, reorganization or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of the Company, its successors and/or assigns, all Indebtedness on account of the Senior Secured Loan shall first be paid in full before any payment on the Notes are made. In any proceeding referred to in this paragraph commenced by or against the Company:

(i) Noteholders shall assign their respective claims to Senior Secured Lenders for all purposes;

(ii) Noteholders shall not object or otherwise interfere with any motion to sell, use or otherwise dispose of the Senior Secured Lenders’ collateral and shall not file any such motion;

(iii) Noteholders shall not oppose or otherwise interfere with any motion filed by Senior Secured Lenders for relief from an automatic stay with respect to their collateral and shall not file any such motion;

(iv) Noteholders shall not oppose or otherwise interfere with the confirmation of any plan filed by Senior Secured Lenders and shall not propose any plan;

(v) Noteholders shall not oppose or otherwise interfere with any motion by Senior Secured Lenders to convert or dismiss the bankruptcy case and shall not file any such motion;

(vi) Noteholders shall not oppose or otherwise interfere with any motion by Senior Secured Lenders to appoint a trustee or an examiner and shall not file any such motion;

(vii) Noteholders shall not oppose any motion to seek post-petition financing from the Senior Secured Lenders under Section 364 of the Code;

(viii) Noteholders shall not object to the allowance of the Senior Secured Lenders’ claim;

(ix) Noteholders shall not seek to subordinate or recharacterize the Senior Secured Lenders’ claim;

(x) Noteholders shall not commence any avoidance action against the Senior Secured Lenders;

(xi) Any payment to which Noteholders would be entitled (but for the subordination provisions in the Indenture) shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, debtor in possession, disbursing agent or other liquidating agent making such payment or distribution directly to the Senior Secured Lenders for application to the payment of the Senior Secured Loan until all Indebtedness thereunder has been paid in full;

(xii) Noteholders shall designate the Senior Secured Lenders as their assignee to receive any distributions payable to the Noteholders in connection with a subsequent bankruptcy;

(xiii) Noteholders shall not serve on any official or unofficial committee of creditors; and

(xiv) Noteholders shall not permit any of its professionals to seek compensation from the bankruptcy estate.

In any proceeding referred to above, commenced by or against the Company, the Guarantors, or their respective subsidiaries, affiliates, successors and/or assigns:

(i) each of the Senior Secured Lenders may but shall have no obligation to: (A) demand, sue for, collect and receive every payment or distribution referred to above and give acquittance therefor and (B) file claims and proofs of claim in respect of the Notes and take such other action as the Senior Secured Lenders may deem necessary or advisable for the exercise or enforcement of any of the rights or interests of the Senior Secured Lenders provided by the Indenture; and

(ii) the Noteholders shall duly and promptly take such action as the Senior Secured Lenders may request (A) to file appropriate claims or proofs of claim with respect thereto, and (B) to execute and deliver to the Senior Secured Lenders such powers of attorney, assignments or other instruments as the Senior Secured Lenders may request to enable it to enforce any and all claims with respect to, and any security interests and other liens securing payment of, the Indebtedness due and owing under the Notes.

So long as any of the Indebtedness under the Senior Secured Loan Documents remains outstanding, the Noteholders will not, without the prior written consent of the Senior Secured Lenders:

(i) obtain or otherwise receive the benefit of any security interest or other lien securing any Indebtedness;

(ii) sell, assign, pledge, encumber or otherwise dispose of any Indebtedness under the Notes unless such sale, assignment, pledge, encumbrance or disposition is made expressly subject to these subordination provisions;

(iii) declare any or all of the Indebtedness under the Notes due and payable prior to the date fixed therefor other than subsequent to the declaration by the Senior Secured Lenders that any or all Indebtedness under the Senior Secured Loan is due and payable prior to the date fixed therefor; or

(iv) commence, or join with any creditor other than the Senior Secured Lenders in commencing, any proceeding referred to above.

All payments or distributions with respect to the Notes or any Indebtedness thereunder which are received by any Noteholder contrary to the subordination provisions of the Indenture or in violation of the Financing Agreement, shall be received in trust for the benefit of the Senior Secured Lenders, shall be segregated from other funds and property held by such Noteholder and shall be forthwith paid over to the Senior Secured Lenders to be applied to or held as collateral for the payment of the Indebtedness under the Senior Secured Loan Documents until such Indebtedness shall have been paid in full.

The subordination provisions of the Indenture constitute a continuing agreement of subordination and shall continue in effect and be binding upon each Noteholder and upon the Trustee until payment in full of all Indebtedness under the Senior Secured Loan Documents.

No failure or delay on the part of the Senior Secured Lenders in exercising any right, remedy, power or privilege shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, remedy, power or privilege preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights and remedies under the Indenture are cumulative and not exclusive of any rights, remedies, powers and privileges that may otherwise be available to the Senior Secured Lenders.

The Senior Secured Lenders shall be authorized to demand specific performance of the subordination provisions at any time when the Noteholders shall have failed to comply with any of the applicable subordination provisions, and the Noteholders irrevocably waive any defenses based on the adequacy of a remedy at law which might be asserted as a bar to such remedy of specific performance.

The Indenture may not be amended, waived or supplemented to change, supplement or impair any of the subordination provisions without the express written consent of the Senior Secured Lenders.

(b) Authentication and Delivery of the Notes under the Indenture and Application of Proceeds Thereof.

On the Issue Date, the Trustee shall authenticate the Series A Notes for original issue in the aggregate principal amount of $20,000,000 and the Series B Notes for original issue in the aggregate principal amount of $10,000,000 upon a written order of the Company in the form of an Officers’ Certificate of the Company. Such written order shall specify the amount of Notes to be authenticated and the date on which the Notes are to be authenticated. The aggregate principal amount of the Notes outstanding at any time may not exceed such amounts, except as provided in Section 2.08 (Replacement Notes) and Section 4.01 (Payment of Notes).

No Note shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears on such Note a certificate of authentication executed by the Trustee and substantially in the form provided for in the Indenture. The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate the Notes. The Notes shall be issuable only in registered form without coupons in denominations of $1,000 and any integral multiple thereof.

There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Notes because the Notes will be issued in exchange for Class 5B Claims pursuant to the Plan.

(c) Release of any Note Collateral Subject to the Lien of the Indenture.

This section is not applicable because the Notes are unsecured and therefore are not subject to any liens.

(d) Satisfaction and Discharge of the Indenture.

Upon the request of the Company, the Indenture shall cease to be of further effect (except as to surviving rights of registration of transfer, substitution or exchange of Notes therein expressly provided for, the Company’s obligations under Sections 7.07 (Compensation and Indemnity) and 8.04 (Revocation and Effect of Consents) therein, and the Company’s, the Trustee’s and the Paying Agent’s obligations under Section 8.03 (Compliance with TIA) therein), and the Trustee shall execute proper instruments acknowledging satisfaction and discharge of the Indenture when:

(i) either (a) all outstanding Notes have been delivered to the Trustee for cancellation; or (b) all such Notes not delivered to the Trustee have become due and payable, will become due and payable within one year, or are to be called for redemption within one year under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name and at the expense of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire debt on the Notes not delivered to the Trustee, for principal, premium, and interest to the date of deposit or the Maturity Date or date of redemption;

(ii) the Company has paid all sums then due and payable under the Indenture and the Notes; and

(iii) the Company has delivered an Officers’ Certificate and an Opinion of Counsel relating to compliance with the conditions set forth in the Indenture.

Notwithstanding the satisfaction and discharge of the Indenture, the Company’s obligations in Sections 2.04 (Registrar and Paying Agent), 2.05 (Paying Agent to Hold Money In Trust), 2.07 (Transfer and Exchange), 2.08 (Replacement Notes), 2.12 (Cancellation), 2.14 (CUSIP Number), 7.07 (Compensation and Indemnity), 7.08 (Replacement of Trustee), 8.02 (Amendments, Supplements and Waivers With Consent of Holders), 8.03 (Compliance with TIA) and 8.04 (Revocation and Effect of Consents), and the Trustee’s and Paying Agent’s obligations in Section 8.03 shall survive until the Notes are no longer outstanding. Thereafter, only the Company’s obligations in Sections 7.07, 8.03 and 8.04 and the Trustee’s and Paying Agent’s obligations in Section 8.03 shall survive.

In order to have money available on a payment date to pay principal, premium, or interest on the Notes, the U.S. Government Obligations shall be payable as to principal, premium, or interest at least one Business Day before such payment date in such amounts as will provide the necessary money. U.S. Government Obligations shall not be callable at the Company’s option.

(e) Evidence Required to be Furnished by the Obligor to the Trustee as to Compliance With the Conditions and the Covenants Provided for in the Indenture.

The Company shall deliver to the Trustee, within 90 days after the end of each Fiscal Year and within 45 days after the end of the first, second and third quarters of each Fiscal Year, an Officers’ Certificate stating that a review of the activities of the Company and its Subsidiaries during such Fiscal Year or fiscal quarter, as the case may be, has been made under the supervision of the signing Officers with a view to determining whether the Company and the Guarantors have kept, observed, performed and fulfilled their obligations under the Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge, the Company and the Guarantors have kept, observed, performed and fulfilled each and every covenant contained in the Indenture and are not in default in the performance or observance of any of the terms, provisions and conditions therein (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action they are taking or propose to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action the Company and the Guarantors are taking or propose to take with respect thereto.

So long as not contrary to the then current recommendations of the American Institute of Certified Public Accountants, and to the extent the relevant independent public accountant provides any such certification in its ordinary course of business, the year-end financial statements required above shall be accompanied by a written statement of the Company’s independent public accountants that in making the examination necessary for certification of such financial statements, nothing has come to their attention that would lead them to believe that the Company has violated any provisions of Article 4 or Article 5 of the Indenture or, if any such violation has occurred, specifying the nature and period of existence thereof.

The Company and the Guarantors shall, so long as any of the Notes are outstanding, deliver to the Trustee, within 5 Business Days upon any Officer becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Company and the Guarantors are taking or propose to take with respect thereto.

Item 9. OTHER OBLIGORS.

Upon issuance pursuant to the Plan, the Company’s obligations with respect to the Notes will not be guaranteed. However, the Indenture provides for future subsidiary guarantors.

CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

(a) Pages number 1 to 15, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of The Bank of New York as Trustee under the indenture to be qualified (filed herewith as Exhibit 25.1).

(c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit T3A-1	Certificate of Formation of the Company, as in effect on the date of filing hereof (filed herewith).

Exhibit T3A-2	Certificate of Merger of the Company, as filed with the Secretary of State of the State of Delaware on December 27, 2002 (filed herewith).

Exhibit T3B	Form of Operating Agreement of the Company, anticipated to be in effect on the Effective Date (filed herewith).

Exhibit T3C	Form of Indenture, to be dated as of the Effective Date, among the Company, the Guarantors party thereto, and The Bank of New York, as Trustee, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

Exhibit T3D	Not applicable.

Exhibit T3E-1	Debtors’ Disclosure Statement, dated September 30, 2003 (filed herewith).

Exhibit T3E-2	Debtors’ Joint Plan of Reorganization, dated September 30, 2003 (filed herewith).

Exhibit T3F	A cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (filed herewith).

Exhibit 25.1	Form T-1 qualifying The Bank of New York, as U.S. Trustee under the Indenture to be qualified (filed herewith).

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, The Elk Horn Coal Company, LLC, a limited liability company organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Nashville and State of Tennessee, on October 10, 2003.

(SEAL)	THE ELK HORN COAL COMPANY, LLC

	By:	/s/ WILLIAM E. BECKNER

	Name:	William E. Beckner
	Title:	President

Attest:	/s/ JAMES B. NEWMAN

Name:	James B. Newman
Title:	Vice President

EXHIBIT INDEX

Exhibit T3A-1	Certificate of Formation of the Company, as in effect on the date of filing hereof (filed herewith).

Exhibit T3A-2	Certificate of Merger of the Company, as filed with the Secretary of State of the State of Delaware on December 27, 2002 (filed herewith).

Exhibit T3B	Form of Operating Agreement of the Company, anticipated to be in effect on the Effective Date (filed herewith).

Exhibit T3C	Form of Indenture, to be dated as of the Effective Date, among the Company, the Guarantors party thereto, and The Bank of New York, as Trustee, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

Exhibit T3D	Not applicable.

Exhibit T3E-1	Debtors’ Disclosure Statement, dated September 30, 2003 (filed herewith).

Exhibit T3E-2	Debtors’ Joint Plan of Reorganization, dated September 30, 2003 (filed herewith).

Exhibit T3F	A cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (filed herewith).

Exhibit 25.1	Form T-1 qualifying The Bank of New York, as U.S. Trustee under the Indenture to be qualified (filed herewith).